

October 14, 2020

Mary Anne McGarry
Chief Executive Officer
Guild Holdings Company
5887 Copley Drive
San Diego, CA 92111

   Re: Guild Holdings Company
     Amendment No. 1 to Registration Statement on Form S-1
     Filed October 9, 2020
     File No. 333-249225

Dear Ms. McGarry:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Recent Developments, page 15

1. Please update the disclosure regarding the percentage of loans in your service portfolio that have elected the forbearance option as of the most recent practicable date.

Non-GAAP Financial Measures, page 77

2. We note your response to prior comment 2. Please address the following:

   • disclose that you have presented Non-GAAP indicators for the twelve months ended June 30, 2020 and June 30, 2019 because it provides the most current twelve-month-period data that is available for comparison against historical annual metrics disclosed. Refer to Item 10(e)(1)(i) of Regulation S-K; and

- disclose throughout the registration statement, as applicable, that LTM Q2 2020 represents the last twelve months ending June 30, 2020.

You may contact Michelle Miller at (202) 551-3368 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Mark A. Stagliano, Esq.